[Roszel Advisors, LLC Letterhead]




October 4, 2007



VIA EDGAR
----------

Jason Fox, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.W.
Washington, D.C. 20549-0504



Re:  MLIG Variable Insurance Trust; File Nos. 333-83074 and 811-21038


Dear Mr. Fox:

On Friday, September 21, 2007 you provided to me the comments below by telephone on Form N-CSR for the period January 1, 2006 to December 31, 2006 to the above-cited registration statement for MLIG Variable Insurance
Trust (the "Trust"). On behalf of the Trust, set forth below are the Trust's responses to your comments.

COMMENT:
--------
In the Form N-CSR, the Trust made a statement that 26 portfolios were offered for the year ended December 31, 2006. However, the filing listed 25 portfolios. Please clarify the number of portfolios in the Form N-CSR.

RESPOND:
---------
The portfolios are offered in two separate prospectuses. The small prospectus offers 10 portfolios and the large prospectus offers 16 portfolios. The Roszel/Marsico Large Cap Growth Portfolio is offered in both prospectuses.

COMMENT:
--------

In the Form N-CSR, Item 4: Principal Accountant Fees and Services, Audit Related Fees were "0", however, footnote b discussed the audit related fees for the year ended December 31, 2006. Please clarify.

RESPONSE:
---------
Footnote (b) provides a definition for audit related fees. For the year ended December 31, 2006, the Trust did not incur any audit related fees.


Should you have any questions, you may contact the undersigned directly at (609)274-5395.


Sincerely,

/s/ Kirsty Lieberman
_____________________________________
Kirsty Lieberman, Esq.
Assistant Secretary of the Trust


cc:	Barry Skolnick, Esq., Roszel Advisors, LLC
	Frances Grabish, Esq., Roszel Advisors, LLC
	Denise Marshall, Roszel Advisors, LLC
	Ann Strootman, Roszel Advisors, LLC
	Gregory Pickard, Esq., JPMorgan Investor Services Co.
        Stephen Roth, Esq., Sutherland Asbill & Brennan LLP
        Marguerite Bateman, Esq., Sutherland Asbill & Brennan LLP
        Cindy Beyea, Esq., Sutherland Asbill & Brennan LLP